                              TELEPASSPORT INC.
                         1212 Avenue of the Americas
                           New York, New York 10036


                                            July 10, 1997


VIA ELECTRONIC TRANSMISSION
---------------------------

Filing Desk
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

      Re: Registration Statement on Form S-1 (File No. 333-20977)
          Registration of shares of Class B Common Stock
          of TelePassport Inc. (the "Offering")
          -------------------------------------------------------

Ladies and Gentlemen:

     On behalf of TelePassport Inc. (the "Company"), please be advised that the Company has determined not to proceed with the Offering and hereby requests the withdrawal of the above-referenced registration statement. The Company's decision is based on poor market conditions at this time. None of the securities included in the above-referenced registration statement have been sold.

     Should you have any comments or questions regarding this letter, please call the undersigned or Steven S. Pretsfelder, Esq. at 212-702-5730.


                                            Yours truly,

                                            James D. Pearson

cc: James M. Daly, Esq.
    Sarah Cunningham, Esq.
    William Scarborough
    Steven S. Pretsfelder